

pillsbury

Pillsbury Winthrop Shaw Pittman LLP
2300 N Street, NW | Washington, DC 20037-1122 | tel 202.663.8000 | fax 202.663.8007

Brian J. Buck
tel 202.663.8347
brian.buck@pillsburylaw.com

February 18, 2009

Damon Colbert
Ryan Milne
David Walz
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549

<u>Via Messenger</u>

> **Re: Sunset Suits Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 3, 2008 (Commission File No. 333-152149)**

Dear Messrs. Colbert, Walz and Milne:

Enclosed please find three copies of a request for pre-clearance prepared by Sunset Suits Holdings, Inc., in collaboration with their independent registered accounting firm, BDO Numerica S.A. If you have any questions regarding this request, please contact either Louis Bevilacqua, at 202.663.8158, or myself at the number listed above.

Sincerely yours,

Brian J. Buck
Associate

Enclosures

SUNSET SUITS HOLDINGS, INC.

February 18, 2009

Damon Colbert
Ryan Milne
David Walz
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

> **Re:** **Sunset Suits Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 3, 2008 (Commission File No. 333-152149)**

Dear Messrs. Colbert, Walz and Milne:

On August 1, 2008, Sunset Suits Holdings, Inc. ("*Sunset Suits*" or the "*Company*"), received comments of the staff (the "*Staff*") of the Securities and Exchange Commission (the "*Commission*") regarding the filing of the above referenced Registration Statement on Form S-1 (the "*S-1*"). In our preparation of responses to such comments, we have been working with our independent registered accounting firm, BDO Numerica S.A. ("*BDO*"), to resolve the comments pertaining to the Company's financial statements.

During the course of these efforts, certain issues have arisen with respect to BDO's audit of the Company's financial statements. Below is an explanation of the issues as well as a timeline of events. We are hereby seeking pre-clearance of the issues and ask the Commission Staff whether it objects to the proposed accounting treatment.

Under U.S. GAAP, the fixed assets and intangible assets of Sunset Suits Holdings, Inc. are to be stated at historical cost, subject to any impairment testing. However, as described below, the historical cost of these assets is not determinable because the documentation required to do so does not exist. Specifically, when companies owned by Sunset Suits Holdings, Inc. were restructured in 2006 and 2007, Polish law required the assets and liabilities held by the companies to be stated at fair value, similar to what would be required under a purchase business transaction. In addition, since many of the assets were written off throughout the 1990s in order to obtain favorable Polish tax treatment, documentation supporting historical cost was not retained beyond the required six years. As also required by Polish law, the fair values of the assets were audited and the Company received unqualified opinions on the valuations and its financial statements from BDO.

There are two issues in particular that we ask the Commission to consider. First, the historical cost of the fixed assets is a hybrid comprised of documentation supporting the original additions as well as engineering estimates of costs to replace certain assets in use. We ask the SEC, as an accommodation, to accept the gross asset cost as the historical cost of the fixed assets. Second, the Sunset Suits trademark was acquired in the early 1990s and is reflected on the amended consolidated financial statements at fair value. While it is not known by how much the fair value of the trademark exceeds the historical cost of that asset, we ask the Commission to accept the fair value of the trademark as historical cost, similar to the accommodation sought for the fixed assets. In essence, we are asking the Commission to provide an accommodation that enables the Company to file an amended Form S-1 that includes the financial statements containing fixed assets at the historical cost and the trademark at fair value based on the work performed by management and audited by BDO in 2006.

Background

Changes to the Polish Economy in 1990s

Poland has undergone significant political and economic change since a free market economy was introduced in 1989. The change to a free market economic framework was so significant that it took the better part of the next decade to implement new rules and conventions. Most of the free market institutions (i.e. stock exchanges) and market regulators were not even created until the early 1990s, a period troubled by hyperinflation, recession, high unemployment, an abundance of outdated commercial laws and rules and other factors. These afflictions distinguished the Polish economy from developed western economic systems.

Doing business in Poland during the 1990s was, therefore, unique. The lack of detailed laws, policies and procedures in the areas of accounting, commercial and tax law meant that unwritten conventions evolved. Such interpretations of accounting, commercial and tax rules and laws resulted in disparate application across businesses. This unusual economic environment had an important impact on decisions made by Polish businessmen during the 1990s and is a factor in the accounting issues that are discussed in this submission.

Overview of Sunset Suits Group

Sunset Suits Men's Fashion Moda Męska

Sunset Suits Men's Fashion Moda Męska ("*Men's Fashion*") was founded in 1987 by Mr. Mirosław Kranik as a sole proprietorship. The economic prospects of Men's Fashion mirror those of the Polish economy. Men's Fashion grew dramatically with the arrival of the golden era in the Polish economy during the late 1990s.

Men's Fashion manufactured and marketed a broad range of men's collection suits, coats, trousers and shirts. It contracted for the manufacture and marketing of a range of men's ties and suit accessories. Men's Fashion had been selling branded products through a broad array of distribution channels primarily in Poland. It operated its own network of retail and factory outlet stores. All activities of Men's Fashion were principally conducted in Poland.

In 2006, Mr. Mirosław Kranik made a decision to reorganize the legal structure of the business and "Sunset Suits S.A." was established to hold the Men's Fashion network of retail and factory outlet stores and the "Sunset Suits" trademark. In 2007, Mr. Mirosław Kranik established "Fashion Service Sp. z o. o." to hold all manufacturing facilities and wholesale operations of Men's Fashion.

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Sunset Suits S.A.

Sunset Suits S.A. ("*Sunset Suits*") was incorporated in Poland on July 19, 2006 in accordance with the Laws of Republic of Poland by a sole shareholder, Bartosz Kranik, through a monetary contribution. Sunset Suits S.A. is a wholly-owned subsidiary of Sunset Suits Holdings, Inc., a corporation established in accordance with the laws of Nevada. All activities of Sunset Suits are principally conducted in Poland.

On February 3, 2007, Mr. Mirosław Kranik contributed the Men's Fashion network of retail and factory outlet stores to Sunset Suits. This in-kind contribution included rights under lease contracts to 74 retail outlets, shop-related fixed assets, and the Sunset Suits trademark. In accordance with Polish law, each of these items were recorded by Sunset Suits based on their fair values (deemed cost), which totaled $25 million (at foreign translation spot rate as of September 30, 2008: 2.3708 PLN/USD). The registration of the share capital increase corresponding in-kind contribution took place at the National Court Register in Poznan on March 23, 2007.

Fashion Service Sp. z o. o.

Fashion Service Sp. z o. o. ("*Fashion Service*") was incorporated in Poland on November 29, 2007 as a limited liability company in accordance with the Laws of Republic of Poland. At the time of its incorporation, all of the shares of Fashion Service were owned by Mr. Mirosław Kranik and Mrs. Ewelina Ligocka-Kranik. On January 28, 2008, pursuant to a share sale agreement, Mr. Mirosław Kranik sold his shares of Fashion Service to Sunset Suits. On March 10, 2008, pursuant to a share sale agreement, Mrs. Ewelina Ligocka-Kranik sold her shares of Fashion Service to Sunset Suits.

On November 29, 2007, Mr. Mirosław Kranik contributed the Men's Fashion manufacturing facilities and wholesale operations to Fashion Service. This in-kind contribution included tangible fixed assets such as land, buildings, technical appliances and machinery, transportation equipment, construction in progress, and other fixed assets. Mr. Mirosław Kranik also contributed intangible assets to Fashion Service, including technology and know-how. In accordance with Polish law, each of these items were recorded by Fashion Service based on their fair values (deemed cost), which totaled $25 million (at foreign translation spot rate as of September 30, 2008: 2.3708 PLN/USD). The registration of Fashion Service took place at the National Court Register in Poznan on December 10, 2007.

Sunset Suits Holdings, Inc.

Sunset Suits Holdings, Inc. ("*Sunset Suits Holdings*") is incorporated in accordance with the Laws of Nevada, United States of America. Its former business name was SMSA III Acquisition Corp. Through the reverse merger transaction dated May 21, 2008, SMSA III Acquisition Corp. acquired all shares of Sunset Suits and changed its business name to Sunset Suits Holdings, Inc. As a result of the reverse merger transaction, Mr. Mirosław Kranik became an owner of 49% of share equity of Sunset Suits Holdings, Inc. In December 2008 and January 2009, Mr. Mirosław Kranik acquired additional common shares of Sunset Suits Holdings, Inc., as a result of which Mr. Mirosław Kranik currently owns 49.82% of the share equity of Sunset Suits Holdings, Inc.

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The need for additional equity financing

The Men's Fashion business flourished into the late 1990s. To keep pace with such growth, Mr. Mirosław Kranik made several significant investment decisions to expand the retail network and increase the manufacturing capacity of Men's Fashion. Regrettably, the Polish economic boom of the late 1990s declined considerably in the early 2000s, the result of a global recession. Revenues declined markedly and Mr. Mirosław Kranik was forced to downsize the Men's Fashion retail network. The accompanying decline in revenues coupled with the large debt service burden accumulated during expansion of the retail network and manufacturing capacity resulted in a serious liquidity problem. This situation forced Mr. Mirosław Kranik to seek additional equity to finance the current operations of Men's Fashion.

The need for an equity infusion led Mr. Mirosław Kranik to separate the Men's Fashion retail segment from the manufacturing/wholesale segment. As described above, the retail assets were contributed to Sunset Suits and the manufacturing/wholesale assets were contributed to Fashion Service. Both of the companies recorded the assets at fair value (or deemed cost), in accordance with Polish Accounting Rules and as required by IFRS 3. This accounting treatment was audited by BDO and Sunset Suits received an unqualified opinion on its financial statements. The fair values of the tangible and intangible assets were supported by valuations prepared by independent, third-party professional firms.

In anticipation of securing additional equity financing, financial statements were prepared for the year ended December 31, 2006 and December 31, 2007 and for the period ended March 31, 2008 for the joined entities of Sunset Suits, Fashion Service, and Men's Fashion (hereinafter referred to as the "*Group*"). The Group financial statements were prepared in accordance with accounting principles generally accepted in the United States of America ("*U.S. GAAP*") in the form of the combined financial statements (hereinafter referred to as "Combined financial statements"). The combined financial statements as of December 31, 2007 and as of March 31, 2008 presented the intangible assets and long lived assets valued according to fair value used as the basis for Polish financial statements that were prepared in accordance with accounting principles generally accepted in the Republic of Poland ("*PAR*").

Based on the combined financial statements, the Group received from BDO an unqualified audit opinion on both its Polish financial statements and those prepared under U.S. GAAP for the year 2007, and completed a private placement, which was consummated on May 21, 2008, that resulted in gross cash proceeds amounting to $16 million. The Group represented to its investors that it actively sought a listing on a U.S. stock exchange. The proper actions were taken and the combined financial statements were included in a Form S-1 prospectus filed with the SEC on July 3, 2008. In response to the filing, the SEC issued a comment letter on August 1, 2008, necessitating certain changes to the combined financial statements. The majority of these changes related to additional disclosure requirements and the correction of text errors. There were also certain immaterial changes to amounts in the financial statements. The form of the financial statements was also changed from combined financial statements to consolidated financial statements per the SEC's suggestion ("consolidated financial statements"). This change has been cleared by the Group's auditor, BDO.

While in the final stages of responding to the SEC comment letter, BDO requested a consultation with the U.S. national office of BDO Seidman, LLP. The consultation focused on the Company's presentation of the fixed assets and intangible assets in the amended financial statements. In particular, BDO supports management's desire to seek pre-clearance of the

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amounts reported for the historical cost of the fixed assets the trademark. As described in greater detail below, Sunset Suits was unable to reconstruct the historical cost of the fixed assets and trademark. Alternative procedures were performed to recreate the historical costs of these assets, and management believes these procedures yield amounts that do depart materially from actual historical cost. BDO agrees and is able to provide an unqualified opinion on the amended financial statements as long as the SEC does not object to the methods employed by the Company. Therefore, the Company is asking for an accommodation from the SEC on these two issues so that the filing of an amended Form S-1 may proceed.

Description of Issues

Audit of U.S. GAAP financial statements

The Group has continued to work with BDO to address the accounting issues so that the Company can obtain an unqualified audit opinion on its consolidated financial statements. As part of this effort and at significant cost to the Company, the consensus reached in October 2008 was that the Group should do what was necessary to reconstruct the historical cost of the long lived assets and intangible assets. Work commenced to reconstruct the historical cost for these assets in spite of the incomplete original supporting documentation that still existed.

The past accounting records relating to buildings and production assets of the Group cannot be regarded as actual historical cost. Management has determined that:

- Due to various reasons not all long lived asset purchases were documented by invoices. For the additions that were not supported by invoices, Men's Fashion used the tax valuation instead.
- Due to various tax benefits, not all long lived assets had been recognized as fixed assets in the balance sheet of the Men's Fashion. Instead the value had been charged to profit and loss account.

The accounting treatment, described above, affected by tax rationale was an unwritten convention that evolved and was used widely by Polish sole proprietorships in the 1990s. This approach was accepted in Poland by financial statement users and only changed after significant amendments to the Polish Accounting Act in the years 2001 and 2002.

Similarly, the past accounting records concerning leasehold improvements of the Group cannot be regarded as true historical cost since certain leasehold improvement had been charged to profit and loss account instead being recognized as fixed assets. Moreover, leasehold improvements that were recognized as long lived assets were depreciated using tax depreciation rates instead of accounting depreciation rates. This accounting treatment, affected by tax rationale, was an unwritten convention evolved widely by Polish sole proprietorships in the 1990s.

The past accounting records do not indicate the value of the acquired trademark since the cost of acquired intangible assets had not been accepted by tax authorities in the 1990s. Thus, no accounting evidence and no accounting records related to the trademark acquisition exists.

As a result of this effort, the Company has determined that reporting the fixed assets and the intangible assets at historical cost, less applicable depreciation or amortization would be materially misleading. Sunset Suits' auditor agrees with this conclusion. Therefore, the amended financial statements for the year ended December 31, 2007 and periods ended March 31, 2008,

June 30, 2008, and September 30, 2008 ("amended financial statements") were completed in November 2008 and are attached to this submission. The amended financial statements present long lived assets and intangible assets at historical cost as described below. These financial statements were prepared with frequent consultation with BDO, including meetings, phone conversations, email exchanges, and business letters. BDO is able to provide an unqualified opinion on these financial statements as long as the SEC will not object to it doing so.

Fixed assets

In spite of the lack of original documentation regarding historical cost, the Group made its best effort to recreate the historical cost of its long lived assets. The actual historical cost of buildings, machinery and equipment and leasehold improvements acquired prior to 2006, substantially all of which were acquired in the mid to late 1990s, could not be reasonably determined due to a lack of accounting documentation. For these assets the cost was estimated using, as a starting point, an engineer's estimate of the historical cost of Fashion Service buildings, machinery and equipment and leasehold improvements.

For buildings the Group obtained an independent engineer's estimation of the historical cost of the investment. Management is of the opinion that this valuation, in light of existing documentation that does exist, is a reasonable estimation of historical cost.

For leasehold improvements the Group had made an extraordinary effort to identify all bills and invoices related to retail outlet fittings, even if they were previously expensed in the past using tax conventions. Moreover the economic deprecation rates have been applied.

The Group also estimated the original cost basis for production assets that was supported by an internal engineer's historical cost estimation. The total cost estimation was established for each regular type of production asset based on:

- Invoices from the 1990s, if available;
- Price lists from the 1990s, if available;
- Relationship between assets valued based on price lists or invoices with the other types of assets for which these documents were not available;
- Comparison to price lists or proposals from the year 2007 – 2008;
- Phone conversations with the manufacturers of the production assets; and
- Professional knowledge of the engineer in other cases.

The estimated original cost of long lived assets was amended by adding the transport and fitting costs. The Group ensured there was no physical damage to the assets at the date of estimation and that its current carrying amount (at the date of estimation) was not impaired due to technological changes or price decline.

The attached amended consolidated financial statements report the net book value of the property and equipment at $11.7 million. Management also considered whether the fixed assets are subject to impairment. When indicators of impairment exist, the Group performs tests for impairment using a discounted cash flow analysis that requires certain assumptions and estimates be made regarding industry and economic factors as well as future undiscounted net cash flows generated by the asset or asset groups. Management acknowledged that a significant adverse change in the business climate resulting from the world economic crisis would indicate an impairment event for long lived asset. Therefore an impairment test for long lived assets has been performed. As a result of the 2008 impairment analysis, the Group determined that the fair value of the long lived assets exceeds the carrying value of the long lived assets. Accordingly, the Group did not find it necessary to record an impairment charge during calendar year 2008.

The Group asks that the SEC not object, as an accommodation, to the use of the net book value of $11.7 million at September 30, 2008 as a proxy for historical cost. As described above, this estimate is based on the work of an expert and was determined using the cost approach to valuation. It is management's view that this amount does not constitute a material departure from actual historical cost. BDO has audited this valuation approach and does not disagree with the conclusions of management. In addition, BDO is able to provide an unqualified opinion on this item as long as the SEC does not object to the applied approach.

The Sunset Suits trademark

The trademark is an indefinite lived intangible asset that represents the cost of the acquired brand registered for the name of Sunset Suits S.A. The trademark has been registered since 1994 by Men's Fashion. In 2007 the legal right to the trademark was transferred from Men's Fashion to Sunset Suits according to a transfer agreement of an in-kind contribution, including the trademark, concluded in February 2007.

In spite of the lack of original documentation regarding the acquisition of the trademark by Men's Fashion, the Group made its best effort to reconstruct the historical cost of the acquired intangible asset. The historical cost of the trademark was ascertained as the value of the in-kind contribution made in the year 2007. Management is of the opinion that the in-kind contribution value of the trademark represents its best historical cost basis for the purpose of the financial statements. BDO strongly supports the approach taken by management because BDO believes the financial statements would be materially misleading if the acquired trademark was not included.

The cost of the trademark is the fair value of the 2006 in-kind contribution to Sunset Suits S.A. This fair value of the trademark was determined by an independent expert using a method of a hypothetical franchisee fee accounted on total estimated turnovers for the years 2006 – 2013. Management estimated that Men's Fashion (and its successor Sunset Suits) total turnover since the trademark was acquired exceeded $500 million in total. This turnover was generated primarily because of the acquired trademark. Had Men's Fashion not acquired the trademark, Men's Fashion would never been able to generate such a turnover. This fact strongly supports management position in this respect.

Management also performs an annual impairment test for the trademark. The Group performs tests for impairment in the fourth quarter of each year using a discounted cash flow analysis that requires that certain assumptions and estimates be made regarding industry and economic factors as well as future profitability. As a result of the 2008 impairment analysis, the Group determined that the fair value of the trademark exceeds the carrying value of the trademark. Accordingly, the Group did not record an impairment charge during calendar year 2008.

The Group asks that the SEC not object, as an accommodation, to the use of the net book value of $15.3 million at September 30, 2008 as a proxy for historical cost. As described above, this estimate is based on the work of an expert and was determined using a fair value approach. It is management's view that this amount does not constitute a material departure from actual historical cost. BDO has audited the valuation report supporting the fair value of the trademark and does not disagree with the conclusions of management. In addition, BDO is able to provide an unqualified opinion on this item as long as the SEC does not object to the applied approach.

Timeline of Events

Period	Event
2006 – 2007	Men's Fashion business change solution development
September 2006	Fair valuation of Sunset Suits trademark
June 2007	Fair valuation of Men's Fashion fixed assets
September 2007 – October 2007	Audit of fair valuation by BDO
December 2007 – January 2008	Consultations with BDO of acceptance of developed solution with US GAAP
January 2008 – February 2008	Preparation and audit of December 31, 2007 and December 31, 2006 Sunset Suits financial statements
February 2008	Acknowledgement of December 31, 2007 and December 31, 2006 Group financial statements auditor's unqualified opinion
May 2008	Private placement
April 2008 – June 2008	Preparation and review of March 31, 2008 Sunset Suits financial statements
June 2008	Acknowledgement of March 31, 2008 Group financial statements auditor's unqualified report
June 2008	Submission of S-1 to SEC
August 2008	Acknowledgement of SEC comment letter
August 2008 – September 2008	Preparation of June 30, 2008 Group financial statements
September 2008	Review of June 30, 2008 Group financial statements out coming with the auditor's change of the position regarding tangible fixed assets and intangible assets
October 2008	Consultation with BDO regarding the need to change of prior periods Group financial statements

Period	Event
November 2008	Preparation of December of 31, 2007, December 31, 2006, March 31 2008 and June 30, 2008 Group amended financial statements and September 30, 2008 Group financial statements
December 2008	Consultations with auditor regarding the Group amended financial statements resulting in auditor's objections
February 2009	Consultation with SEC

*****

We would welcome the opportunity to speak with the Staff regarding this matter, and are happy to answer any questions or provide any additional information as may be necessary. Please contact Louis A. Bevilacqua, Esq. of Pillsbury Winthrop Shaw Pittman, our outside counsel, at 202.663.8158 if you would like to discuss this or any other matters.

We look forward to speaking with you.

Sincerely,

Sunset Suits Holdings, Inc.

By: /s/ Mirosław Kranik

Mirosław Kranik
Chief Executive Officer



SUNSET SUITS S.A.
FASHION SERVICE SP. Z O.O.
SUNSET SUITS MEN'S FASHION MODA MĘSKA
SUNSET SUITS HOLDINGS, INC.

US GAAP Consolidated Financial Statements

For the nine months ended 30 September 2008

Sunset Suits S.A.
Fashion Service Sp. z o. o.
Sunset suits Men's Fashion Moda Męska
Sunset Suits Holdings, Inc.
Consolidated Balance Sheets
(All amounts in thousands except per share data)

Balance Sheet as of the end of	September 30, 2008	December 31, 2007
ASSETS		
Current assets:		
Cash and equivalents	$ 2 431	$ 928
Accounts receivable, less allowance for doubtful accounts	4 278	2 541
Inventories	5 686	5 146
Deferred taxes	128	116
Prepaid expenses and other current assets	145	109
Total current assets	12 668	8 841
Non-current assets		
Property and equipment, less accumulated depreciation and amortization	11 668	11 993
Other intangible assets, net	15 324	14 920
Deposits and other assets	523	389
Total non-current assets	27 515	27 301
Total assets	$ 40 183	$ 36 142
LIABILITIES AND STOCKHOLDERS EQUITY		
Current liabilities:		
Current portion of finance lease payable	$ 31	$ 0
Current portion of long-term debt	1 913	763
Accounts payable	5 408	9 503
Income and other taxes payable	8 874	15 689
Accrued employee compensation and benefits	836	211
Accrued liabilities and other	184	41
Total current liabilities	17 246	26 207
Non-current liabilities:		
Provisions (retirement&holiday)	190	211
Deferred taxes and long-term obligations	1 667	1 725
Long-term debt	6 676	8 759
Long-term tax payable	4 629	0
Finance lease payable	155	0
Total non-current liabilities	13 317	10 695
Stockholders equity:		
Common stock, $0.001 par value, shares authorized: 12,499,645 and 6,121,250 respectivelly ; shares issued: 12,499,645 and 6,121,250 respectivelly	12	155
Additional paid-in capital	11 883	515
Retained earnings (deficit)	6	(163)
Translation adjustment	(2 283)	(1 267)
Total stockholders equity	9 619	(759)
Total liabilities and stockholders' equity	$ 40 183	$ 36 142

See accompanying notes to consolidated financial statement.

Sunset Suits S.A.
Fashion Service Sp. z o. o.
Sunset suits Men's Fashion Moda Męska
Sunset Suits Holdings, Inc.
Consolidated Statement of Operations
(All amounts in thousands except per share data)

Statement of Operations for the period of	Nine Months Ended September 30, 2008	Nine Months Ended September 30, 2007	Twelve Months Ended December 31, 2007
Net sales	$ 28 431	$ 22 789	$ 33 147
Cost of goods sold	13 159	11 320	15 555
Gross profit	15 272	11 469	17 592
Operating expenses:			
Sales and marketing	11 972	8 444	12 057
General and administrative	2 637	1 778	2 531
Total operating expenses	14 609	10 222	14 588
Operating income(loss)	663	1 247	3 004
Gain (loss) on disposal of fixed assets, net	0	0	0
Interest income	27	5	190
Interest expense	962	449	688
Gain (loss) on transaction in foreign currency	424	416	0
Other gain (loss), net	98	63	208
Loss before income taxes and minority interest	250	1 283	2 714
Income tax provision	(81)	(222)	(563)
Net income (loss)	$ 169	$ 1 060	$ 2 151
Basic net income (loss) per share	$ 0,02	$ 0,18	$ 0,37
Diluted net income (loss) per share	$ 0,02	$ 0,18	$ 0,37
Shares used in computing per share amounts:			
Basic	9 576 214	5 747 174	5 840 693

See accompanying notes to consolidated financial statements.

Sunset Suits S.A.
Fashion Service Sp. z o. o.
Sunset suits Men's Fashion Moda Męska
Sunset Suits Holdings, Inc.
Consolidated Statements of Stockholders' Equity
(All amounts in thousands except per share data)

Statements of Stockholders' Equity	Number of common shares outstanding	Total stock-holders' equity	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comrehensive income (loss)
Balance, January 1, 2007	2 754 563	($ 3 264)	$ 70	$ 0	($ 2 314)	($ 1 020)
Year ended December 31, 2007:						
Comprehensive income:						
Net income (loss)		2 151	0	0	2 151	0
Foreign currency translation adjustments		(247)	0	0	0	(247)
Total comprehensive income		1 904				
				0		
Issuance of stock	3 366 688	85	85	0	0	0
Deemed contribution - hypothetical income tax expense	0	515	0	515	0	0
Balance, December 31, 2007	6 121 250	($ 759)	$ 155	$ 515	($163)	($ 1 267)
Nine months period ended September 30, 2008, unaudited:						
Comprehensive income:						
Net income (loss)		169	0	0	169	0
Foreign currency translation adjustments		(1 016)	0	0	0	(1 016)
Total comprehensive income		(847)				
Issuance of stock	5 128 217	11 225	5	11 220	0	0
Recapitalization transaction ("reverse merger")	1 250 178	0	(148)	148	0	0
Balance, September 30, 2008, unaudited:	12 499 645	$ 9 620	$ 12	$ 11 883	$6	($ 2 283)

See accompanying notes to consolidated financial statements.

Sunset Suits S.A.
Fashion Service Sp. z o. o.
Sunset suits Men's Fashion Moda Męska
Sunset Suits Holdings, Inc.
Consolidated Cash Flow
(All amounts in thousands except per share data)

Cash Flow for the period of	Nine Months Ended September 30, 2008	Nine Months Ended September 30, 2007	Twelve Months Ended December 31, 2007
Cash flows from operating activities:			
Net income (loss)	$ 169	$ 1 060	$ 2 151
Adjustments to reconcile net income (loss) to cash (used in) provided by operating activities:			
Depreciation and amortization	981	643	913
Loss (gain) on property and equipment disposals	0	0	308
Minority interest in income of consolidated joint venture	0	0	0
Deferred income taxes	(119)	(8)	18
Accounts receivable	(1 752)	0	(2 236)
Inventories	(421)	573	809
Other assets	(164)	1 642	1 575
Accounts payable	(4 510)	592	3 088
Other liabilities	(1 387)	(2 866)	(3 342)
Net cash (used in) provided by operating activities	(7 203)	1 637	3 283
Cash flows from investing activities:			
Purchases of property and equipment	(298)	(896)	(1 591)
Net cash (used in) provided by investing activities	(298)	(896)	(1 591)
Cash flows from financing activities:			
Issuances of common stock	11 225	155	155
Principal payments under capital lease	(63)	0	0
Repayments of borrowings	(1 639)	(895)	(1 045)
Net cash provided by financing activities	9 524	(740)	(890)
Effect of exchange rate changes on cash and equivalents	(519)	(56)	59
Net change in cash and equivalents during period	1 503	(55)	861
Cash and equivalents, beginning of period	928	67	67
Cash and equivalents, end of period	$ 2 431	$ 12	$ 928

See accompanying notes to consolidated financial statements.

1. ORGANIZATION AND BASIS OF PREPARATION FINANCIAL STATEMENTS

Sunset Suits Men's Fashion Moda Męska

Sunset Suits Men's Fashion Moda Męska Mirosław Kranik sole proprietorship ("*Men's Fashion*") was formed in 1987 by Mr. Miroslaw Kranik.

Men's Fashion, manufactured and marketed a broad range of men's collection suits, coats, trousers and shirts. It contracted for manufacture of and marketed a range of men's ties and suit accessories. Men's Fashion had been selling branded products through a broad array of distribution channels primarily in Poland. It operated its own network of retail and factory outlet stores. All activities of the Men's Fashion were principally conducted in Poland.

In 2006 Mr. Miroslaw Kranik made a decision to reorganize the legal structure of the business and set up Sunset Suits S.A. primarily for the purpose of transferring the network of retail and factory outlet stores and the trademark "Sunset Suits". Subsequently a new entity under the name of "Fashion Service Sp. z o. o." was created in 2007 with the aim of transferring all production facilities and wholesale operations.

Sunset Suits SA.

Sunset Suits S.A. is a company incorporated incorporated in Poland in July 2006 in accordance with the Laws of Republic of Poland by a sole shareholder, Bartosz Kranik, through a money contribution. In February 2007 Mirosław Kranik contributed to Sunsest Suits a part of its sole proprietorship consisting of assets of the retail sale segment of Men's Fashion. Currently Sunset Suits S.A. is wholly owned by Sunset Suits Holdings, Inc., a corporation established in accordance with the laws of Nevada. Sunset Suits S.A. is currently currently engaged in the sale and marketing of a broad range of men's collection suits, coats, trousers, shirts, ties and suit accessories. Sunset Suits S.A. sells products through a broad array of distribution channels, primarily in Poland. It operates its own network of retail and factory outlet stores. The activities of Sunset Suits S.A. are principally conducted in Poland. For accounting purposes the predecessor of Sunset Suits S.A.was a retail segment of Men's Fashion.

Fashion Service Sp. z o. o.

Fashion Service Sp. z o. o. was incorporated in Poland in November 2007 in accordance with the Laws of Republic of Poland. Fashion Service Sp. z o.o.was created through an in-kind contribution consisting of assets of the manufacturing and wholesale segments of Sunset Suits Men's Fashion Moda Męska. Currently, it is owned solely by Sunset Suits S.A.. Fashion Service Sp. z o.o. designs, manufactures and engages in wholesale sales of a broad range of men's collection suits, coats, trousers and shirts. It contracts for manufacture and wholesale sales a range of men's ties and suit accessories. All activities of Fashion Service Sp. z o.o. are principally conducted in Poland. For accounting purposes the predecessor for Fashion Service was a production segment of Men's Fashion.

Sunset Suits Holdings, Inc.

Sunset Suits Holdings, Inc. ("*Sunset Suits Holdings*") is a corporation incorporated in in accordance with the Laws of Nevada, United states of America. Its former business name was SMSA III Acquisition Corp. Through the reverse merger transaction dated May 21, 2008, SMSA III Acquisition Corp. aquired all shares of Sunset Suits S.A., by which it took a legal control over Sunset Suits S.A., and changed its business name to Sunset Suits Holdings, Inc. In the result of the reverse merger transaction, Mr Mirosław Kranik became an owner of 49% of share equity of Sunset Suits Holdings, Inc. In December 2008 and January 2009, Mr. Mirosław Kranik acquired additional common shares of Sunset Suits Holdings, Inc., as a result of which Mr. Mirosław Kranik currently owns 49.82% of the share equity of Sunset Suits Holdings, Inc.

Basis for preparation

The consolidated financial statements of Sunset Suits Holdings, Inc., Sunset Suits S.A., Fashion Service Sp. z o. o. and Sunset Suits Men's Fashion Moda Męska (the "Group") have been prepared by the Group in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The consolidated financial statements have been prepared for the purpose of presentation for the prospectus. They comprise the consolidated balance sheet, consolidated profit and loss account, consolidated statement of cash flows and consolidated statement of stockholders' equity. The accounting policies have been consistently applied by the Group and are consistent with those used in the previous year. The consolidated financial statements have been prepared by aggregating the revenues and expenses of Sunset Suits S.A. for the nine months ended September 30, 2008 and September 30, 2007, respectively, Sunset Suits Men's Fashion – Moda Męska for the nine months ended September 30, 2008 and September 30, 2007, respectively, Fashion Service Sp. z o. o. for the nine months ended September 30, 2008., and Sunset Suits Holdings, Inc. for one month ended September 30, 2008. The consolidated financial statements have been prepared by aggregating the assets and liabilities of the consolidated companies: Sunset Suits S.A. as at September 30, 2008 and as at December 31, 2007, Fashion Service Sp. z o. o. as at September 30, 2008 and as at December 31, 2007, and Sunset Suits Holdings, Inc., as at September 30, 2008.

Intercompany transactions and intercompany balances have been eliminated. All financial data in the consolidated financial statements is expressed in thousands of US dollars, unless otherwise noted.

The consolidated financial statements include the accounts of Sunset Suits Holdings, Inc., Sunset Suits S.A. and Fashion Service Sp. z o. o. (with the accounts of their predecessor – Sunset Suits Men's Fashion Moda Męska for prior periods if appropriate). All significant intercompany balances and transactions have been eliminated.

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Principles of consolidation

These consolidated financial statements include entities under common control of Mr. Miroslaw Kranik – Sunset Suits Holdings, Inc., Sunset Suits S.A., Fashion Service Sp. z o. o. and Sunset Suits Men's Fashion - Moda Męska. Consistent with the provisions of FAS 141 par. 11, FAS 141 do not apply to transfer of net assets or exchanges of shares between entities under common control. However paragraphs D11–D18 of Appendix D of FAS 141 provide detailed guidance on consolidation. Since the transfer of net assets from Sunset Suits Men's Fashion - Moda Męska to its successors – Sunset Suits S.A. and Fashion Service Sp. z o. o. resulted in a change of a reporting entity in practice the accounting method used for consolidation is similar to the pooling of interest method. The recorded assets and liabilities of separate entities are consolidated in the financial statements. The consolidated financial statements report results of operations for the period in which the combination occurs as though the companies had been consolidated as of the beginning of the earliest period presented. The consolidated financial information as of the beginning of the earliest period presented is presented as though the assets and liabilities had been transferred at that date. The financial statements of the Group are therefore called consolidated financial statements.

The consolidated financial statements, prepared in accordance with generally accepted accounting principles in the United States of America, include the assets, liabilities, revenues, expenses and cash flows of Sunset Suits Holdings, Inc., Sunset Suits S.A., Fashion Service Sp. z o. o. and Sunset Suits Men's Fashion - Moda Męska. This basis of accounting differs in certain material respects from that used for the preparation of the books and records of Sunset Suits S.A., Fashion Service Sp. z o. o. and Sunset Suits Men's Fashion - Moda Męska, which are prepared in accordance with the accounting principles and the relevant financial regulations applicable to enterprises with corporations and sole proprietorships established in Poland ("Polish GAAP"). The accompanying consolidated financial statements reflect necessary adjustments not recorded in the books and records of Sunset Suits S.A. and Sunset Suits Men's Fashion - Moda Męska to present them in conformity with US GAAP. All adjustments are applied retrospectively and financial statements of reporting entities have been restated. All significant intercompany accounts, transactions and cash flows are eliminated on consolidation.

The FASB has issued Interpretation No. 46 (FIN-46R) (Revised December 2003), *Consolidation of Variable Interest Entities.* FIN-46R clarifies the application of Accounting Research Bulletin No. 51, *Consolidated Financial Statements,* to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. It separates entities into two groups: (1) those for which voting interests are used to determine consolidation and (2) those for which variable interests are used to determine consolidation (the subject of FIN-46R). FIN-46R clarifies how to identify a variable interest entity and how to determine when a business enterprise should include the assets, liabilities, noncontrolling interests and results of activities of a variable interest entity in its consolidated financial statements. The Group has determined that FIN-46R does not apply to the consolidated financial statements at September 30, 2008.

2. SUMMARY OF ACCOUNTING POLICIES

Cash and cash equivalents

Cash and cash equivalents include cash on hand, cash accounts, interest bearing savings accounts and time certificates of deposit with a maturity of three months or less when purchased.

Accounts Receivable

Accounts receivable are reported at amounts management expects to be collected, net of trade discounts and an allowance for estimated sales returns.

Outstanding account balances are reviewed individually for collectability. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. None of Sunset Suits Holding, Inc., Sunset Suits S.A., Fashion Service Sp. z o. o. or Sunset Suits Men's Fashion - Moda Męska has any off-balance-sheet credit exposure to its customers.

Allowances for doubtful accounts receivable balances are recorded when circumstances indicate that collection is doubtful for particular accounts receivable or as a general reserve for all accounts receivable. Management estimates such allowances based on historical evidence such as amounts that are subject to risk. Accounts receivable are written off if reasonable collection efforts are not successful.

Inventories and Cost of Sales

Inventories are valued at the lower of cost or market. The Group reduces the carrying cost of inventories for obsolete or slow moving items as necessary to properly reflect inventory value. The cost elements included in inventory consist of all direct costs of merchandise (net of purchase discounts and vendor allowances), allocated overhead (primarily design and indirect production costs), inbound freight and import fees.

Cost of sales includes the inventory cost elements listed above as well as warehouse outbound freight and internally transferred merchandise freight. The Group's cost of sales may not be comparable to those of other entities, since some entities include all of the costs associated with their distribution functions in cost of sales while the Group includes these costs in selling, general and administrative expenses.

Long-Lived Assets

 Management reviews certain long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In that regard, management assesses the recoverability of such assets based upon estimated non-discounted cash flow forecasts. If an asset impairment is identified, the asset is written down to fair value based on discounted cash flow or other fair value measures. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair market values are reduced for the cost to dispose.

Property, Plant, Equipment and Depreciation and Amortization

Property, plant and equipment are recorded at cost. Depreciation and amortization are computed by the straight-line method over the estimated useful lives of the assets. Leasehold improvements recorded at the inception of a lease are amortized using the straight-line method over the life of the lease or the useful life of the improvement, whichever is shorter; for improvements made during the lease term, the amortization period is the shorter of the useful life or the remaining lease term (including any renewal periods that are deemed to be reasonably assured). Property under capital leases is amortized over the lives of the respective leases or the estimated useful lives of the assets, whichever is shorter.

The actual historical cost of buildings, machinery and equipment and leashold improvements acquired prior to 2006, substantially all of which were acquired in the mid to late 1990s, could not be reasonably determined due to a lack of accounting documentation. For these assets the cost was estimated using, as a starting point, an engineer's estimate of the historical cost of Fashion Service buildings, machinery and equipment and leashold improvements.

Operating Leases

Total rent payments under operating leases that include scheduled payment increases and rent holidays are amortized on a straight-line basis over the term of the lease. Rent expense on our buildings and retail stores is classified as an SG&A expense and, for certain stores, includes contingent rents that are based on a percentage of retail sales over stated levels. Landlord allowances are amortized by the straight-line method over the original term of the lease as a reduction of rent expense.

Other Intangibles

Other intangibles represents trademarks and know-how. Management annually tests other intangibles without determinable lives (primarily tradenames and trademarks) for impairment. Other intangibles with determinable lives, including license agreements, are amortized on a straight-line basis over the estimated useful lives of the assets.

Foreign Currency Translation

The consolidated financial statements of the Group are presented in United States Dollars ("US$"). Transactions in foreign currencies during the year are translated into US$ at the exchange rates prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated into US$ at the exchange rates prevailing at that date. All transaction differences are recorded in the income statement.

The Group uses local currency, Polish zloty ("PLN"), as their functional currency. On consolidation, the financial statements of the Group is translated from PLN into US$ in accordance with SFAS No. 52, "Foreign Currency Translation". Accordingly, all assets and liabilities are translated at the exchange rates prevailing at the balance sheet dates and all income and expenditure items are translated at the average rates for each of the years. Gains and losses resulting from translation are accumulated in a separate component of stockholders' equity. The exchange rate adopted for the foreign exchange transactions are the rates of exchange quoted by the Polish National Bank, which are determined largely by supply and demand.

Translation of amounts from PLN into United States dollars ("US$") has been made at the following exchange rates for the respective years:

September 30, 2008

Balance sheet	*PLN 2.3708 to US$1.00*
Statement of income and comprehensive income	*PLN 2.2568 to US$1.00*

September 30, 2007

Balance sheet	*PLN 2,6647 to US$1.00*
Statement of income and comprehensive income	*PLN 2,8485 to US$1.00*

December 31, 2007

Balance sheet	*PLN 2.4350 to US$1.00*
Statement of income and comprehensive income	*PLN 2.7667 to US$1.00*

Defined Benefit Plans

Sunset Suits S. A. and Fashion Service Sp. z o. o. contribute to a state pension scheme in respect of their Polish employees according to Polish law. Other than the above, neither Sunset Suits S.A. nor Fashion Service Sp. z o. o. provide any other post-retirement or post-employment benefits.

Treasury Stock

Treasury stock is recorded at net acquisition cost. Gains and losses on disposition are recorded as increases or decreases to additional paid-in capital with losses in excess of previously recorded gains charged directly to retained earnings.

Revenue Recognition

Wholesale sales are recognized when products are shipped when all risk and rewards are transferred to the customer in accordance with shipping documents. Retail sales are recorded at the time of register receipt.

The Group recognizes revenue on product sales when products are delivered and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. Net sales of products represent the invoiced value of goods, net of value added taxes ("VAT"), sales returns, trade discounts and allowances. According to the current group policies no sales returns from customers are accepted. According to the current Group contracts there is neither trade discounts nor trade allowances.

The Group is subject to VAT which is levied on the majority of the products of the Group at the rate of 22% on the invoiced value of sales. Output VAT is borne by customers in addition to the invoiced value of sales and input VAT is borne by the Group in addition to the invoiced value of purchases to the extent not refunded for export sales. Provision for sales returns are recorded as a reduction of revenue in the same period that revenue is recognized. The provision for sales returns, which is based on historical sales returns data, is the Group's best estimate of the amounts of goods that will be returned from its customers.

Cost of goods sold

Cost of goods sold consists primarily of the costs of the raw materials, direct labor, depreciation of plant and machinery, and overhead associated with the manufacturing process of our products.

Shipping and handling cost

Shipping and handling costs related to delivery of finished goods are included in selling expenses.

Advertising Expense

We record national advertising campaign costs as an expense when the advertising takes place and we expense advertising production costs as incurred, net of reimbursements for cooperative advertising.

Income Taxes

The Group uses the asset and liability method of accounting for income taxes. Current tax assets and liabilities are recognized for the estimated corporate income taxes payable or refundable on the tax returns for the current year. Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred income tax provisions are based on the changes to the respective assets and liabilities from period to period. Valuation allowances are recorded to reduce deferred tax assets when uncertainty regarding their realizability exists.

Earnings per Share

Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect, in periods in which they have a dilutive effect, the effect of common shares issuable upon exercise of stock options and the conversion of any convertible bonds. The difference between reported basic and diluted weighted-average common shares results from the assumption that all dilutive stock options outstanding were exercised and all convertible bonds have been converted into common stock.

Use of estimates

The preparation of the Group's consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The financial statements include some amounts that are based on management's best estimates and judgments. The most significant estimates relate to allowance for uncollectible accounts receivable, inventory obsolescence, depreciation, intangible asset valuations and useful lives, goodwill impairments, employee benefit plans, environmental accruals, warranty costs, taxes and contingencies. These estimates may be adjusted as more current information becomes available, and any adjustment could be significant.

1. RECENT CHANGES IN ACCOUNTING STANDARDS

FASB Interpretation No. ("FIN") 48, *"Accounting for Uncertainty in Income Taxes"* —an Interpretation of FASB Statement No. 109

In July 2006, the FASB issued FIN 48, *"Accounting for Uncertainty in Income Taxes"* —an Interpretation of FASB Statement No. 109, which clarifies the accounting for uncertainty in tax positions. This Interpretation requires that the Group recognizes in its consolidated financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective for the Group on January 1, 2007, with the cumulative effect of the change in accounting principle, if any, recorded as an adjustment to opening retained earnings. The adoption of FIN 48 did not have a material impact on the Group's consolidated financial statements or results of operations.

SFAS No. 157, *"Fair Value Measurements"*

In September 2006, the FASB issued SFAS 157, *"Fair Value Measurements"*, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements, where fair value is the relevant measurement attribute. The standard does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. In February 2008 the FASB provided a one year deferral for the implementation of SFASD No. 157 for nonfinancial assets and liabilities recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The Group is currently evaluating the impact of adopting SFAS 157 on its consolidated financial statements.

SFAS No. 141, *"Business Combinations"*

In December 2007, the FASB issued SFAS 141 (revised 2007), *"Business Combinations" ("SFAS 141R")*. SFAS 141R will significantly change the accounting for business combinations in a number of areas including the treatment of contingent consideration, contingencies, acquisition costs, in-process research and development and restructuring costs. In addition, under SFAS 141R, changes in deferred tax asset valuation allowances and acquired income tax uncertainties in a business combination after the measurement period will impact income tax expense. SFAS 141R is required to be applied prospectively to business combinations for which the acquisition date is on or after January 1, 2009.

SFAS No. 160, *"Non Controlling Interest In Consolidated Financial Statements and an amendment of ARB No. 51 "*

In December 2007, the FASB issued SFAS 160, *"Non Controlling Interest In Consolidated Financial Statements and an amendment of ARB No. 51"*. SFAS 160 will change the accounting and reporting for minority interests, which will be recharacterized as non-controlling interests (NCI) and classified as a component of equity. This new consolidation method will significantly change the accounting for transactions with minority interest holders. SFAS 160 is effective for fiscal years beginning after December 15, 2008. As of December 31, 2007, we did not have any minority interest transactions.

3. ACCOUNTS RECEIVABLE

Accounts receivable by major categories are summarized as follows:

	September 30, 2008 unaudited	December 31, 2007
Trade receivables	$ 4 133	$ 2 158
Tax receivables	93	0
Other receivables	51	383
	$ 4 278	$ 2 541

Accounts Receivable pledged to banks - At September 30, 2008 and December 31, 2007, all trade receivables amounting to $ 4,278 thousand and $ 2,541 thousand, respectively, were pledged to banks pursuant to loan agreements.

4. INVENTORIES

Inventories are summarized as follows:

	September 30, 2008 unaudited	December 31, 2007
Finished goods	$ 269	$ 583
Work-in-process	638	169
Raw materials	1 414	1 075
Merchandise	3 366	3 319
	$ 5 686	$ 5 146

Inventories pledged to banks - At September 30, 2008 and at December 31, 2007, all inventories amounting to $ 5,686 thousand and $ 5,146 thousand, respectively, were pledged to banks pursuant to loan agreements.

5. PROPERTY, PLANT AND EQUIPMENT

	September 30, 2008 unaudited	December 31, 2007	Useful lives (years)
Land	$ 69	$ 63	N/a
Buildings	6 662	6 490	40
Leasehold improvements	2 821	2 746	5 - 10
Machinery and equipment	8 125	7 563	3 - 20
Vehicles	710	683	3 - 5
Construction in progress	899	955	-
Gross	19 286	18 501	
Less: accumulated depreciation and amortization	7 618	6 509	
Net	$ 11 668	$ 11 993	

$18,902 thausands and $18,483 thousands of costs at September 30, 2008 and December 31, 2007, respectively, are estimated as described in *Property, Plant, Equipment and Depreciation and Amortization* Note included in the Buildings, leashold improvements and machinery and equipment costs shown above.

Included in the vehicles group of property, plant and equipment are capitalized leases amounting to $375 thousand and $121 thousand (net book value) for the years ended September 30, 2008 and December 31, 2007, respectively.

Depreciation and amortization expense relating to property, plant and equipment (including capitalized leases) was $981 thousand and $919 thousand for the periods ended September 30, 2008 and December 31, 2007, respectively. At September 30, 2008 and December 31, 2007, we had no outstanding commitments relating to the construction or remodeling of retail store locations. At September 30, 2008, we had of approximately $98 thousand in outstanding commitments relating to the design and implementation of new computer software systems. During nine months of the year 2008 and twelve months of the year 2007 we did not capitalize any interest as part of the cost of major capital projects.

Property Plant and Equipment pledged to banks - At September 30, 2008 and at December 31, 2007, all property plant and equipment amounting to $11,668 thousand and $ 11,993 thousand, respectively, were pledged to banks pursuant to loan agreements.

6. OTHER INTANGIBLE ASSETS

Trademark is an indefinite intangible asset that represents the cost of acquired brand registered for the name of Sunset Suits S.A.. The trademark has been registered since 1994 by Men's Fashion. In 2007 the legal right to trademark was transferred from Men's Fashion to Sunset Suits S.A. according to a transfer agreement of an in-kind contribution, including the trademark, concluded in February 2007.
The historical cost of the trademark was ascertained as the value of the in-kind contribution made in the year 2007. Management is of the opinion that the in-kind contribution value of the trademark represents its best historical cost basis for the purpose of the financial statements.

Accounting rules require that the Group test at least annually for possible goodwill impairment. Management also performs an annual impairment test for trademark. The Group performs tests for impairment in the fourth quarter of each year using a discounted cash flow analysis that requires that certain assumptions and estimates be made regarding industry economic factors and future profitability. As a result of the 2007 impairment analysis, the Group did not determine any intangible assets impairment. Accordingly, the Group did not record an impairment.

	September 30, 2008			December 31, 2007		
	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
Trademark	15 324	0	15 324	14 920	0	14 920
	$ 15 324	$ 0	$ 15 324	$ 14 920	$ 0	$ 14 920

We did not recognize amortization expense for intangible assets for the periods ended September 30, 2008 and December 31, 2007, respectively. Amortization expense for intangible assets subject to amortization for each of the years in the five-year period ending December 31, 2013 is estimated to be nil.

Intangible assets pledged to banks - At September 30, 2008 the trademark value amounting to $7,171 thousand, was pledged to banks pursuant to loan agreements.

7. ACCOUNTS PAYABLE

Accounts payable by major categories are summarized as follows:

	September 30, 2008 unaudited	December 31, 2007
Trade payables	$ 4 185	$ 5 217
Other payables	1 223	4 286
	$ 5 408	$ 9 503

Payables under capital leases amounted to $82 thousand at December 31, 2007.

At September 30, 2008 and December 31, 2007, other payables represents mainly amounts due to Miroslaw Kranik.

According to the the incorporation documents of Fashion Service Sp. z o. o. at December 31, 2007 among its liabilities there was a part of social seurity tax payable amounting to $4,007 of liability that originated before December 2002 from Sunset Suits Men's Fashion –Moda Męska activity. According to Social Security Agency decision dated May 12, 2008 on the liability of Fashion Service Sp. z o.o. for the social security tax of Sunset Suits Men's Fashion Moda Męska, Fashion Service Sp. z o.o. is jointly and severally liable with Mr Mirosław Kranik towards Social Security Agency for certain social security tax of Sunset Suits Men's Fashion Moda Męska originated not earlier than in December 2002. As the result, social security tax payable amounting to $4,007 is not enforceable by the Social Security Agency against Fashion Service Sp. z o.o. and cannot be presented as the liability due to Social Security Agency. Mr Mirosław Kranik remains liable for this amount of social seciurity tax. Therefore the liability has been presented as liability due to Miroslaw Kranik.

8. INCOME AND OTHER TAX PAYABLES

Income and other tax payables consist of the following:

	September 30, 2008 unaudited	December 31, 2007
Corporate income tax payable	$ 172	$ 53
Personal income tax payable	631	371
Value added tax payable	5 110	5 299
Social security tax payable	7 591	9 967
	$ 13 503	$ 15 689
Less: Settled in long term	4 629	0
	$ 8 874	$ 15 689

Personal income tax in Poland is charged at 19%, 30% and 40% of the assessable personal income. Sole proprietorships are charged at 19% of Personal Income tax in Poland. Accordingly, Sunset Suits Men's Fashion – Moda Męska is taxed at 19% on assessable personal income. For the consolidated financial statements of the Group, personal income tax payable can be regarded as a substitute to corporate income tax payable, however management of the Group decided to present it separately for information purposes. Employee part of social security tax in Poland is charged at approx. 19% on the employee salaries.

Overdue tax payable - At September 30, 2008 and at December 31, 2007, personal income tax payable amounting to $620 thousand and $372 thousand, respectively, were overdue. At September 30, 2008 and December 31, 2007, value added tax payable amounting to $5,931 thousand and $5,299 thousands were overdue. There is a signed settlement with the Polish Tax Office according to which overdue personal income tax payable and value added tax payable is due in the years 2008 – 2012.

At September 30, 2008 and at December 31, 2007, social security tax payable amounting to $7,591 thousand and $9,967 thousand, respectively, were overdue. There is a signed apply for a settlement with the Polish Social security according to which overdue social insurance tax payable is due in the years 2008 – 2015.

9. INCOME TAXES

Corporate income tax in Poland is charged at 19% of the assessable profit. Members of the Group that are incorporated in Poland are subject to Polish corporate income tax at the applicable tax rates on the taxable income as reported in their Polish statutory accounts in accordance with the relevant enterprises income tax laws applicable to foreign enterprises.

The Group uses the liability method, where deferred tax assets and liabilities are determined based on the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial and income tax reporting purposes.

The following summarizes the (benefit) provision for income taxes and a summary of the significant components of the Group's deferred tax assets and liabilities:

Corporate Income Tax:	September 30, 2008 unaudited	December 31, 2007
Current	($ 200)	($ 562)
Deferred	119	(1)
	(81)	(563)
Deferred tax assets (liabilities):		
Nondeductible accruals and allowances	$ 128	$ 116
Depreciation	(1 667)	(1 725)
Loss and credit carry forwards	0	0
Valuation allowances	0	0
Net deferred tax asset (liability)	(1 539)	(1 608)
Included in:		
Current assets	$ 128	$ 116
Noncurrent liabilities	(1 667)	(1 725)
Net deferred tax asset (liability)	(1 539)	(1 608)

As of December 31, 2006, we had net operating loss carry-forwards of $112 thousands which expire through 2009. Management estimates that the Company will be able to fully use deferred tax asset in the foreseeable future; therefore, we established no valuation allowances at September 30, 2008 and December 31, 2007.

10. FINANCIAL INSTRUMENTS

At September 30, 2008 and December 31, 2007, the fair values of cash and cash equivalents, receivables and accounts payable approximated carrying values due to the short-term nature of these instruments.

As a result of the Group's credit facilities, the Group is exposed to changes in interest rates and foreign currency exchange rates which may adversely affect results of operations and financial condition. The Group does not use derivative financial instruments to minimize the risks and or costs associated with such risks.

The Group provides deposits to Landlords for rent facilities. These deposits are returned upon the end of lease period. The nominal value of the deposits amounted to $930 thousand and $666 thousand, respectively, as of September 30, 2008 and December 31, 2007. The assets are recoverable in the period more than one year. Therefore the Group recorded amortization of deposits amounting to $53 thousand and $19 thousand, respectively, for the periods ended September 30, 2008 and December 31, 2007.

11. LONG-TERM DEBT

Long-term debt consists of the following:

	September 30, 2008 unaudited	December 31, 2007
Secured Notes due 2013, net of unamortized discount, in USD (BGŻ) with interest at LIBOR+2.5% p.a.	$ 3 927	$ 4 182
Secured Notes due 2012, net of unamortized discount, in USD (BWE) with interest at LIBOR+2.6% p.a.	107	118
Secured Notes due 2012, net of unamortized discount, in USD (BWE) with interest at LIBOR+2.6% p.a.	434	483
Secured Notes due 2013, net of unamortized discount, in PLN (BGŻ) with interest at WIBOR+1.5% p.a.	1 087	1 160
Secured Notes due 2012, net of unamortized discount, in PLN (BWE) with interest at WIBOR+3.0% p.a.	1 463	1 572
Secured Notes due 2011, net of unamortized discount, in PLN (Bank Śląski) with interest at WIBOR+2.0% p.a.*	1 572	2 007
	8 590	9 522
Less: current portion	1 913	763
	6 676	8 759

Long-term debt maturities for each of the next five years are $1,806 thousand in 2008, $1,350 thousand in 2009, $1,350 thousand in 2010, $1,350 thousand in 2011 and $468 thousand in 2012. All of our notes contain certain covenants, including, among others, restrictions on liens and additional secured debt, and pay interest semiannually. The weighted-average interest rate of our long-term debt was 7.30% and 7.11% at September 30, 2008 and December 31, 2007, respectively.

All loans are secured on the Company's assets.

LIBOR is the basis for variable interest rate for credits denominated in USD defined as the London Inter Bank Offer Rate. WIBOR is the basis for variable interest rate for credits denominated in PLN defined as the Warsaw Inter Bank Offer Rate.

12. EMPLOYEE BENEFITS

Sunset Suits S.A. and Fashion Service Sp. z o. o. both contribute to a pension scheme organized by the Polish government in respect of their employees in Poland on a monthly basis and accrue for retirement benefits that equals one monthly salary payable at the retirement of each employee who is employed in at that date. Neither Sunset Suits S.A. nor Fashion Service Sp. z o. o. is required by law or entered into any other form of employee benefits plan.

13. COMMITMENTS AND CONTINGENCIES

Contingent Liabilities

Members of the Group have been named as defendants in various actions and proceedings, including actions brought by certain employees whose employment has been terminated arising from the Group's ordinary business activities. Although the amount of any liability that could arise with respect to these actions cannot be accurately predicted, in our opinion, any such liability will not have a material adverse effect on the Group's financial position or results of operations.

Trouble Debt Restructuring

Members of the Group had defaulted payment of certain long term debts in the past. As the result of bank settlements, part of the interest was suspended. If the bank settlements are breached, the interests might be claimed by financial institutions. Total interest suspended amounted to $ 4,495 thousand at September 30, 2008. Management is of the opinion that there is no risk of breaching the bank settlement agreements.

Operating Leases

In the normal course of business, the Group rents retail and factory outlet stores space under operating lease agreements. The operating lease agreements generally contain renewal options that may be exercised at the applicable Group member's discretion after the completion of the base rental terms. Certain of the rental agreements provide for payment of occupancy costs. In addition, many of the rental agreements provide for payment by us of a percentage of outlet net sales or increases to the base rental rate upon the outlet turnover or at specified intervals, which usually occur on an annual basis. Sales outlets are leased for initial periods ranging from 5 to 10 years. As of September 30, 2008 there were rent agreements that lasted for the periods from 3 months up to 10 years. Following table presents the future minimum rental payments as of the date of the latest balance sheet presented:

	2008	2009	2010	2011	2012	Total
Future minimum rental payments	$2 985	$2 856	$2 158	$1 100	$636	$12 779

The Group recognizes lease expense on a straight-line basis over the life of the lease agreement. Contingent rent expense is recognized as it is incurred. Total rent expense in continuing operations from operating lease agreements was $4,786 thousand and $3,791 thousand for the nine months period ended September 30, 2008 and September 30, 2007, respectively.

14. SHAREHOLDERS' EQUITY

Common Stock

The Board of Directors has authorized 12,499,645 of ordinary shares at $0.001 PAR value. At May 21, 2008 Sunset Suits Holdings acquired 6,121,250 ordinary shares of Sunset Suits in a share exchange transaction. The number of shares of the Company issued prior to the reverse takeover has been restated to reflect the reverse takeover transaction. As the result of the reverse takeover transaction a total number of 1,250,178 ordinary shares were recapitalized. Following the acquisition of sunset Suits, Sunset Suits Holdings issued 5,128,217 ordinary shares in a provate placement transaction. The computation of loss per share was also affected by this transaction for all years presented. All shares were issued at that dates.

Reverse takeover transaction

On May 21, 2008, Sunset Suits Holdings, Inc. acquired all of the business operations of Sunset Suits S.A. in a share exchange transaction pursuant to which all of the issued and outstanding shares of Sunset Suits S.A. were exchanged for 6,121,250 shares of common stock of Sunset Suits Holdings, Inc. As a result of this transaction and following the private placement described below, the former stockholders of Sunset Suits S.A. owned 49% of our common stock and Sunset Suits S.A. is now our wholly-owned subsidiary. Additionally, Fashion Service Sp. z o.o., through which we conduct our manufacturing operations, became our indirect wholly-owned subsidiary. For accounting purposes, the above transaction was a capital transaction in substance for Sunset Suits S.A. and resulted in the allocation by Sunset Suits S.A. of a value to the shares transferred to Sunset Suits Holdings, Inc. on May 21, 2008 equal to the value of the Sunset Suits S.A. net monetary assets at that date. The number of shares of Sunset Suits S.A. issued prior to the reverse takeover has been restated to reflect the reverse takeover transaction. The computation of loss per share was also affected by this transaction for all years presented.

Immediately following the acquisition of Sunset Suits S.A., we completed a private placement in which we sold 5,128,217 new shares of our common stock to 71 accredited investors. As a result of this private placement, we raised approximately $16,000 thousand in gross proceeds, which left us with $11,225 thousand in net proceeds after the deduction of offering expenses in the amount of approximately $4,775 thousand.

Deemed contribution - hypothetical income tax expense

Included in retained earnings is a hypothetical income tax expense amounting to 515 thousands. The net result for the year ended December 31, 2007 is derived mainly from profits of Men's Fashion that was organized as a sole proprietorship. Men's Fashion as a sole proprietorship was not obliged to pay corporate income tax. Instead Mr. Kranik was obliged to pay personal income tax on his own. In order to present a true and fair presentation of net results for the year ended December 31, 2007 there was an adjustment to net income made for a hypothetical corporate income tax being the 19% charge on the Men's Fashion profit before tax. As this charge is not a Sunset Suits Holdings Inc. consolidated obligation (the credit does not meet the conceptual definition of a liability) the credit side of the adjustment has been presented as deemed contribution to additional paid-in-capital.

15. OPERATING RISK

Interest rate risk

The interest rates and terms of repayment of bank and other borrowings are disclosed in Note 13. Other financial assets and liabilities do not have material interest rate risk.

Credit risk

The Group is exposed to credit risk from its cash in banks and fixed deposits and bills and accounts receivable. The credit risk on cash in banks and fixed deposits is limited because the counterparties are recognized financial institutions. Bills and accounts receivable are subjected to credit evaluations. An allowance has been made for estimated irrecoverable amounts which has been determined by reference to past default experience and the current economic environment.

Foreign currency risk

Most of the transactions of the Group were settled in Polish złoty. Part of long term debt is denominated in U.S. dollars, as stated in the note 13. In the opinion of management, the Group would not have significant foreign currency risk exposure.

16. SHIPPING AND HANDLING COST

Summarized below are shipping and handling costs related to delivery of finished goods included in selling expenses:

	September 30, 2008 unaudited	September 30, 2007
Shipping and handling cost	$ 395	$ 244
	$ 395	$ 244

17. BUSINESS SEGMENT GEOGRAPHIC AREA INFORMATION

Business segment

Management identifies operating segments based on, among other things, differences in products sold and the way the Group's management organizes the components of the Group's business for purposes of allocating resources and assessing performance. The Group's operations are comprised of two reportable segments: production and retail. Segment revenues are generated from manufacturing and the sale of suits and accessories through wholesale channels and in the Group's own retail locations. The production segments include design, manufacture and wholesale operations with third party departments and other foreign stores. The retail segment includes operations by the Group's stores. The Group defines segment profit as operating income before net interest expense, goodwill impairment charges, equity in earnings of unconsolidated affiliates and income taxes. Summarized below are the Group's revenues, income and total assets by reportable segments.

	Production	Retail	Real estate	Eliminations & other	Consolidated
For the nine months ended September 30, 2008, unaudited:					
Revenue	$ 15 931	$ 25 268	$ 0	($ 12 768)	$ 28 431
Gross profit	2 934	12 751	0	(413)	15 272
Operating expense	1 448	13 162	0	0	14 609
Operating income (loss)	1 487	(411)	0	(413)	663
For the nine months ended September 30, 2007, unaudited:					
Revenue	$ 8 733	$ 15 222	$ 0	($ 1 166)	$ 22 789
Gross profit	4 339	7 215	0	(85)	11 469
Operating expense	3 970	6 252	0	0	10 222
Operating income (loss)	369	963	0	(85)	1 247
For the year ended December 31, 2007:					
Revenue	$ 10 117	$ 28 517	$ 0	($ 5 487)	$ 33 147
Gross profit	4 552	13 104	0	(63)	17 592
Operating expense	4 469	10 982	(863)	0	14 588
Operating income (loss)	82	2 122	863	(63)	3 004

Total Assets Information

The Group's segment total assets are analyzed as follows:

	September 30, 2008 unaudited	December 31, 2007
Production	$ 24 790	$ 24 607
Retail	12 496	10 108
Elimination&Other	(1 460)	(2 815)
Total assets	$ 35 826	$ 31 900

Geographical Information

The Group's sales by geographic destination are analyzed as follows:

	September 30, 2008 unaudited	September 30, 2007 unaudited	December 31, 2007
Poland	$ 26 250	$ 20 612	$ 30 153
Other	2 181	2 177	2 994
	$ 28 431	$ 22 789	$ 33 147

18. RELATED PARTY TRANSACTIONS

Following tables disclouse the Group's related party transactions:

Revenues to related party	September 30, 2008 unaudited	September 30, 2007 unaudited	December 31, 2007
Czech Republic	$ 1 046	$ 710	$ 1 311
Latvia	390	229	506
Lithuania	634	351	755
Estonia	111	77	150
Total	$ 2 181	$ 1 367	$ 2 723

Expenditures to related party	September 30, 2008 unaudited	September 30, 2007 unaudited	December 31, 2007
Miroslaw Kranik	$ 4 886	-	$ 3 575
Total	$ 4 886	$ 0	$ 3 575

Receivables to related party	September 30, 2008 unaudited	December 31, 2007
Czech Republic	$ 1 064	$ 1 311
Latvia	412	397
Lithuania	650	343
Estonia	118	272
Total	$ 2 244	$ 2 323

Payables to related party	September 30, 2008 unaudited	December 31, 2007
Miroslaw Kranik	$ 1 838	$ 2 805
Total	$ 1 838	$ 2 805

19. SUBSEQUENT EVENTS

On September 30, 2008 Mr. Kranik did not use its right resulting from call option on Sunset suits Holdings, Inc. shares. Subsequently the call option agreement extinguished.

In December 2008 and in January 2009, Mr. Kranik acquired, in total, an additional 102,600 common shares of Sunset Suits Holdings Inc.

Besides that there were no material subsequent events since the date the financial statements are prepared.

Poznań, 18 February 2009